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                                Exhibit 99(a)(21)

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April 16, 1997
Jericho, New York

FOR IMMEDIATE RELEASE ....

     Raleigh Capital Associates L.P. has modified the purchase price under its offer to purchase up to 100,000 of the outstanding limited partnership interests and assignee interests therein of Arvida/JMB Partners, L.P. to provide for $400 cash per Unit to be paid to tendering unitholders upon closing of the Offer PLUS an additional $40 cash per Unit to be paid upon a determination by the Delaware Chancery Court that the Purchaser has voting rights or upon acknowledgement by the General Partner that Raleigh, as an assignee of units, has voting rights.
In connection with the foregoing purchase price modification, Raleigh has extended the expiration date of its offer until 12:00 Midnight, New York City time, on Tuesday, April 29, 1997. Approximately 31,067 Units had been deposited pursuant to Raleigh's offer as of the close of business on April 15, 1997.

     Raleigh has previously been forced to extend its offer as a result of the General Partner's efforts to deny voting rights of all unitholders other than those who acquired units in the 1987 original public offering. Raleigh strongly believes that all unitholders have voting rights and that this is a blatant attempt by the General Partner to disenfranchise unitholders and further entrench itself at the economic expense of unitholders. A hearing on the issue of voting rights was held in the Delaware Chancery Court from April 7th through April 9th, and a decision is not expected to be rendered by the Court for at least several weeks.

     The full $440 purchase price, which will be paid if the Chancery Court rules in favor of Raleigh or if the General Partner acknowledges that Raleigh, as an assignee of units, has voting rights, reflects the original $500 purchase price less the $60 per Unit cash distribution made by the Partnership during the first quarter of 1997 and already received by unitholders.

     For additional information, contact The Herman Group, Inc., the Information Agent for Raleigh's offer, at (800) 992-6146.